Exhibit 99.1

Algoma Steel Inc.

Annual Information Form
Dated May 3, 2004

Algoma Steel Inc.	Annual Information Form

DESCRIPTION OF BUSINESS	1
INCORPORATION	1
CORPORATE STRUCTURE	1
DEVELOPMENT OF THE BUSINESS	2
BUSINESS OF ALGOMA	3
North American Steel Industry	3
Products and Markets	4
Competition	5
Marketing Initiatives	6
Trade	6
Steelmaking Facilities	7
Raw Materials and Energy	8
Environment	8
Employees	9
Debt Instruments	9
Legal Proceedings	9
SELECTED CONSOLIDATED FINANCIAL INFORMATION	10
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	11
DIRECTORS AND OFFICERS	11
MARKET FOR SECURITIES	14
ADDITIONAL INFORMATION	14

Unless otherwise stated, all dollar amounts referred to in this Annual Information Form are in Canadian currency.

Algoma Steel Inc.	Annual Information Form

Description of Business

Algoma Steel Inc. (“Algoma” or the “Company”) is an integrated steel producer located in Sault Ste. Marie, Ontario and is Canada’s third largest integrated steel producer, accounting for approximately 14% of Canadian raw steel production. From its location in Sault Ste. Marie, Ontario, at the hub of three Great Lakes, the Company is well positioned to access the extensive steel markets within a 400-mile radius of its plant. In 2003, the Company produced approximately 2.5 million tons of raw steel and shipped approximately 2.2 million tons of finished products. Algoma’s principal product is sheet that represents 81% of Algoma’s 2003 shipments, with plate products accounting for the balance. The principal markets for Algoma’s products are steel service centres, the automotive industry, steel fabricators and manufacturers. Virtually all of Algoma’s production is sold in Canada and the United States, with approximately 20% of its steel sales to customers in the United States in 2003.

The registered and principal office of Algoma is located at 105 West Street, Sault Ste. Marie, Ontario, P6A  7B4.

Incorporation

Algoma was incorporated under the laws of the Province of Ontario by Articles of Arrangement (the “Arrangement”) dated June 1, 1992. Pursuant to the Arrangement, Algoma acquired all of the assets and assumed certain liabilities of its predecessor company, The Algoma Steel Corporation, Limited, that conducted a business originally established in 1901. On January 29, 2002, the Company’s articles were further revised pursuant to a Plan of Arrangement and Reorganization (the “Reorganization”).

Corporate Structure

The following chart details the intercorporate relationships between Algoma and its principal subsidiary companies and their jurisdiction of incorporation or organization as at December 31, 2003. Both subsidiaries are presently inactive.

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Algoma Steel Inc.	Annual Information Form

Development of the Business

In 1997, the Company completed construction of its Direct Strip Production Complex (“DSPC”) which converts liquid steel into hot-rolled coils using a thin slab caster linked to a hot strip mill. The facility was designed to reduce production costs, increase capacity, improve quality and provide an expanded product range. Ramp-up of this facility took longer than planned. In 2003, the DSPC rolled 1.55 million tons which is close to the original planned production level of 1.6 million tons annually. The facility has a rated annual capacity of 2.0 million tons and a key objective is the continued increase in production levels until the design capability is realized. Production and sales of lighter gauges and higher strength steels have increased and further growth is planned in those areas.

On April 23, 2001, the Company filed for court protection under the Companies’ Creditors Arrangement Act (“CCAA”) to allow for the development of a restructuring plan. The CCAA filing was necessitated by the exhaustion of available liquidity and eroding support from suppliers and creditors.

Intensive discussions and negotiations among the major stakeholders continued during the months following the CCAA filing, culminating in the Reorganization that was implemented on January 29, 2002. The Reorganization restructured the Company’s long-term debt and equity interests. In addition, a new agreement was reached with the existing banking syndicate providing additional liquidity with a revolving credit facility totaling $180 million with availability subject to a borrowing base calculation and a $50 million term loan.

The Reorganization also resulted in reductions in labour and interest costs. The lower labour costs were due primarily to new collective agreements, which expire in July 2004, and new pension arrangements. The interest cost on the restructured long-term debt declined to U.S. $14 million annually from the previous annual cost of approximately U.S. $43 million. The pension arrangements involving the Province of Ontario, pensioners and employees avoided significant increases in pension funding which otherwise would have occurred. The Company’s liability for future pension indexing has essentially been eliminated and other unfunded pension liabilities were substantially reduced.

In January 2002, Algoma’s U.S. subsidiary, Cannelton Iron Ore Company (“Cannelton”), completed an agreement with Cleveland Cliffs Inc. (“Cliffs”) to transfer Cannelton’s 45% interest in Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Company has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore.

The #7 Blast Furnace was relined in 1995 and was originally scheduled for the next reline in 2002. A comprehensive assessment involving Company personnel and a global engineering firm confirmed that the reline could be deferred until 2008 through a program involving certain repairs and upgrades. Further engineering analysis has confirmed that the completion of upgrades in mid-2005 over a scheduled 35-day outage will permit a further deferral of the reline until 2010. The estimated cost of the reline is approximately $120 million and requires an outage of about 90 days. The Company expects to operate its smaller #6 Blast Furnace during the reline to support continued production on the DSPC.

On September 3, 2003, the Company entered into a new four-year revolving credit facility with a syndication of four banks. The $200 million facility is secured by inventories and receivables and is subject to a borrowing base as determined by the agreement. The new facility resulted in increased availability and lower costs with no financial covenants until unused availability is less than $50 million. The Corporation is required to maintain minimum availability of $25 million.

The priority in late 2002 and through 2003 was to strengthen the balance sheet while building an effective and efficient organization by initiating an accountability based culture and optimizing the organizational structure. There was also progress realized in reducing the operating costs and improving the effectiveness of the commercial activities. Liquidity was further enhanced in early 2004 as the Company completed an equity issue of 10 million shares resulting in net proceeds of $81.5 million.

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Algoma Steel Inc.	Annual Information Form

Efforts will continue in 2004 to improve performance for the key drivers of the business including commercial and manufacturing activities. More focus will be directed towards the analysis of strategic opportunities that would support value creation and long-term sustainability.

Business of Algoma

North American Steel Industry

Total raw steel production in North America was 134 million tons in 2003, down slightly from 135 million tons in 2002. The United States, Canada and Mexico accounted for 75%, 13% and 12% respectively. Canada has been a net importer of steel since 1997 and a net exporter in the six years prior to 1997. The majority of Canadian export production has historically been sold in the United States. The purchase and sale of North American steel is customarily based on prevailing prices in the U.S. market denominated in U.S. dollars. Accordingly, a key factor in the relative competitive position of Canadian and U.S. producers is the Canadian/U.S. dollar exchange rate.

The Company currently accounts for approximately 14% of the steel produced in Canada. Demand for steel in Canada is distributed across a number of processors, manufacturers and end-users, with the automotive industry being the largest overall end-user of steel in Canada. The largest direct purchaser of steel is the service centre segment that acts as a product supplier to a number of end-users, primarily in the fabricating, manufacturing and automotive sectors.

The steel industry is cyclical in nature as indicated in the following table that sets out summary data with respect to steel shipments and consumption in Canada.

Year ended December 31,	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

(thousands of net tons)
Total shipments from
Canadian producers	16,394	16,605	15,657	16,446	16,482	15,496	15,981	15,576	14,699	14,778
Exports	6,045	6,136	5,063	5,531	5,234	5,207	5,253	5,304	5,108	4,871
Imports	6,861	6,959	6,132	8,710	6,748	7,425	6,291	3,972	4,082	4,288

Apparent steel consumption	17,210	17,428	16,726	19,625	17,996	17,714	17,019	14,244	13,673	14,195

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Algoma Steel Inc.	Annual Information Form

Products and Markets

The Company has streamlined operations over the last several years to focus on two principal product lines – sheet and plate.

Sheet

The Company produces sheet that is sold as hot-rolled coils, cut-to-length product, cold-rolled coils and first-stage blanks. In 2003, sheet represented approximately 81% of the Company’s shipments. In 2003, 1.5 million tons were produced on the DSPC which has the capability to produce hot-rolled sheet in thicknesses from .040” to .625” and in widths from 31” to 63”.

The major end-users of sheet products are the automotive industry, welded pipe manufacturers, hollow structural product manufacturers and the light manufacturing and transportation industries.

Plate

Algoma’s plate products consist of various carbon-manganese high-strength, low-alloy grades that are produced in either the as-rolled, normalized or quenched and tempered form. Plate widths vary from 32” to 152” and in thicknesses from 0.188” up to and including 3.5”.

The major end-user of plate is the fabrication industry in either the construction or manufacture of railcars, buildings, bridges, off-highway equipment, storage tanks, ships and large diameter pipelines.

Revenue by Major Product Line

In 2003, approximately 76% of the Company’s steel sales were made in Canada, approximately 20% in the United States and the balance mainly in Mexico. Total steel revenue for each of the Company’s major product lines for the last five years was as follows:

Year ended December 31,	2003	2002	2001	2000	1999

(millions of $)	$	$	$	$	$
North America
Sheet	848	917	696	845	764
Plate	262	215	238	248	273
Structural Products	-	-	-	-	34
Seamless Tubular Products	-	-	-	13	37

	1,110	1,132	934	1,106	1,108

United States included above (principally sheet products)	223	251	125	132	133

Mexico included above (principally plate products)	10	7	14	8	11

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Algoma Steel Inc.	Annual Information Form

The distribution of total steel shipments by principal market for each of the last five years was as follows:

Total Finished Steel Shipments by Major Markets

Year ended December 31,	2003		2002		2001		2000		1999

(thousands of net tons)	Tons	%	Tons	%	Tons	%	Tons	%	Tons	%
Steel service centres (1)	1,202	58	1,247	58	1,118	58	952	47	1,044	50
Automotive including transportation	452	18	377	18	410	21	505	25	477	23
Fabricating and manufacturing	168	7	140	7	171	9	233	12	259	12
Pipe and seamless tubular product manufacturing	348	17	372	17	224	12	315	16	298	14
Oil and gas exploration	-	-	-	-	2	-	11	-	10	1

Total	2,170	100	2,136	100	1,925	100	2,016	100	2,088	100

(1)	Management believes that the Company’s shipments to service centres were predominantly resold to the automotive and the fabricating and manufacturing sectors.

Competition

The North American steel industry is a cyclical business that is subject to intense competition among producers with respect to price, service and quality.

The steelmaking business is also capital intensive and significant capital expenditures are required to achieve and maintain competitive levels of capacity, cost, productivity and product quality.

Offshore producers can be a significant competitive factor for the Company. Many offshore steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced by political and economic policy considerations and not merely by the objective of profit maximization. As a result, many offshore producers may continue to ship steel products into the North American market even in times of relatively low steel prices and narrow profit margins, thereby exacerbating adverse market conditions.

Competition in the North American steel industry has intensified as a result of the restructuring of certain integrated steel producers under applicable bankruptcy laws. Following these reorganizations, these companies generally have lower costs and have become more effective competitors.

Integrated steel producers have lost market share to mini-mills in recent years. Mini-mills are efficient, low-cost producers that produce steel from scrap in electric arc furnaces, have lower environmental compliance costs, target regional markets and typically employ non-union workers. The relative competitive position of mini-mills against integrated producers is influenced significantly by scrap prices, which represent a significant production cost for mini-mills. During industry downturns, scrap prices have historically declined which improved the competitive position of mini-mills.

Increases in the value of the Canadian dollar relative to the U.S. dollar make Canadian steel products and Canadian customers less competitive in U.S. markets. A strong Canadian dollar relative to the U.S. dollar also improves the competitive position of U.S. producers exporting to Canada. The impact of changes in the value of the Canadian dollar relative to other currencies may also have a significant effect on the degree of competition from producers outside North America. The negative effect of a stronger Canadian dollar on Algoma is partially mitigated by the purchase of the majority of raw materials in U.S. dollars and interest on the long-term debt that is denominated in U.S. funds.

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Algoma Steel Inc.	Annual Information Form

The Company’s competitive position is affected by transportation costs to customers that are higher than those of other Canadian producers which results in lower net selling prices. However, closer proximity to raw material sources results in lower costs to transport raw materials to Sault Ste. Marie in comparison to the other major Canadian steel producers.

Marketing Initiatives

The Company markets its sheet and plate products direct to end-users and also through distributors in Canada and the United States. The Company is focused on leveraging various competitive attributes of its process and product technologies in strategic market segments in order to improve market and customer segmentation. The Company pursues the development of applications and markets for its high strength and light gauge products to respond to application design factors.

Trade

Steel imports into Canada in 2003 were 40% of the apparent Canadian consumption, the same level as in 2002. The percentage of imports at 40% has been exceeded in only two other years, 44% in 2000 and 42% in 1998. In the United States, imports made up 19% of the 2003 apparent consumption, down from 26% of the apparent consumption in 2002.

In October 2003, the Government of Canada announced that they would not implement remedies relating to the Canadian Steel Safeguard despite the finding (more than a year earlier) of injury by the Canadian International Trade Tribunal (CITT) in respect of several steel products. At the time of the announcement, Canada was the only NAFTA partner without tariff remedies covering steel products. Since the announcement by the Canadian Government, both the United States and Mexico have removed their remedies.

On January 9, 2004, the CITT determined that certain hot-rolled carbon steel plate and high-strength low-alloy steel plate originating in or exported from Bulgaria, the Czech Republic and Romania have caused material injury to the domestic industry. As a result of the injury finding, dumping duty may be applied to imports from these countries. The Company is pleased with this decision by the CITT.

During 2004, anti-dumping findings in place covering plate, hot-rolled sheet and cold-rolled sheet from a number of countries are scheduled to expire. At the request of the Canadian producers, the CITT has initiated reviews of all three findings. The plate review will be completed by mid-May 2004, the hot-rolled review by the end of June 2004 and the cold-rolled review by late August 2004.

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Algoma Steel Inc.	Annual Information Form

Steelmaking Facilities

The Company is an integrated steelmaker in that it produces coke from coal, converts iron ore to iron, iron to liquid steel and produces finished and semi-finished steel products. The Company’s production facilities include three coke batteries, two blast furnaces (one currently idle), one basic oxygen steelmaking shop, continuous casting facilities and rolling and finishing mills. To facilitate a further understanding of the Company’s strategic response to technological changes in the steel industry, the following diagram illustrates the Company’s existing steelmaking process.

Physical Configuration
(Annual capacities in parentheses)

Process
______________________________

Cokemaking
______________________________

Ironmaking
______________________________

Steelmaking
______________________________

Casting
______________________________

Finished Products

______________________________

(1)	The #6 blast furnace is currently idle. This blast furnace is used for short-term backup during relines of #7 blast furnace.

(2)	The existing hot strip and plate mill can be used to produce either sheet or plate subject to market conditions. The casting and rolling mill capacity exceeds ironmaking and steelmaking capacity by a substantial margin. The 106” strip mill will be focused primarily on sheet sizes and grades not supported by the DSPC. In a 65% strip and 35% plate operation, the complex can produce 1.3 million tons of strip and 0.3 million tons of plate annually. In 2003, the complex operated at 54% capacity producing a total of 860.7 thousand tons of sheet and plate product.

(3)	The Direct Strip Production Complex has a rated capacity of approximately 2.0 million tons, but produced 1.55 million tons in 2003.

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Algoma Steel Inc.	Annual Information Form

Raw Materials and Energy

Iron Ore

In January 2002, Algoma’s U.S. subsidiary, Cannelton Iron Ore Company (“Cannelton”), completed an agreement with Cleveland Cliffs Inc. (“Cliffs”) to transfer Cannelton’s 45% interest in Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Company entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore. The arrangement permits Algoma to avoid certain risks associated with mine ownership and provides greater certainty in respect of future iron ore costs. If Algoma defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to Cannelton and Algoma. These assumed liabilities could include contingent obligations, such as environmental costs, that are not reflected in Tilden’s financial statements.

Coal

Algoma obtains its coal requirements through a supplier-owned consignment inventory. The agreement with this supplier is in effect until March 31, 2006.

Other Raw Materials

The Company purchases limestone, alloys and other raw materials for its manufacturing operation. The Company generates most of its scrap requirements internally and purchases any additional scrap as required.

Energy

During 2003, fixed contracts were in place for 70% of Algoma’s monthly natural gas requirements. The fixed contract pricing was below spot market pricing for the majority of the contract period.

During 2003, Algoma obtained electricity through third-party fixed-price contracts as well as from the Independent Market Operator in Ontario at spot prices. During 2003, Algoma had fixed price contracts representing approximately 65% of its average monthly electricity purchases. The fixed contract pricing closely approximated spot market pricing for the majority of the contract period.

Oxygen is supplied by Praxair Canada Inc. through a 15-year agreement that commenced July 1, 2000.

Environment

The Company’s environmental policy is to conduct its business in a manner that ensures it acts reasonably and responsibly with respect to the protection of the environment. Where appropriate, the Company has introduced environmental accountability to all employees. All activities that may have an impact on the external environment have been identified and managed through the implementation of the ISO14001 compliant environmental management system. During the year, the Company made significant progress by registering a number of its facilities and, by the end of 2004, this process will be complete. The Company incurs substantial costs in implementing its environmental programs and providing appropriate environmental training.

Algoma has completed the third year of a five-year voluntary Environmental Management Agreement with Environment Canada and the Ministry of the Environment. During the year, the agreement focused on reducing benzene and polycyclic aromatic hydrocarbon (PAH) emissions from its cokemaking operations. In 2004, Algoma will install additional benzene emission controls in order to meet 2005 emission targets. Currently, the Company is meeting the PAH release targets established for 2015.

Algoma aggressively continued to reduce the generation of particulate emissions through a Road Dust Reduction Program. Algoma completed the second of a four-year program that is designed to reduce airborne particulates from roadways by implementing a paving schedule, along with the use of dust suppressants. Through sophisticated modeling techniques, Algoma predicts that significant reductions in off-site airborne particulates will be achieved as a result of this initiative.

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Algoma Steel Inc.	Annual Information Form

The Company is an active participant in national discussions to address climate change and the reduction of carbon dioxide emissions within the steel sector. Algoma continues to reduce its energy and carbon dioxide intensities.

Employees

The Company employed approximately 2,900 people as at December 31, 2003 of which approximately 2,800 or 97% are unionized and represented by two Locals of the United Steelworkers of America (“USWA”) under two collective bargaining agreements. Both of these agreements expire July 31, 2004. The Company expects to begin negotiations with respect to these agreements in early May 2004. The Company is currently obligated to pay the employees $10 million on each of June 30, 2004 and June 30, 2005 with respect to the collective agreements signed in January 2002.

Debt Instruments

Banking Facilities

On September 3, 2003, the Corporation entered into a new Loan and Security Agreement ("Agreement"). The Agreement provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 1.0% and 1.75% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation's option, at rates fluctuating between 2.0% and 2.75% over bankers’ acceptance rate or London interbank offering rate (“LIBOR”).

Long–Term Debt

On January 29, 2002, as part of the Reorganization, the First Mortgage Notes were cancelled. In exchange for the First Mortgage Notes, the holders received U.S. $125 million in 11% Notes due in 2009, U.S. $62.5 million in 1% convertible Notes due in 2030 and 15 million new common shares.

The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. A mandatory annual redemption of U.S. $12.5 million is required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 was paid on December 31, 2003. Interest for the second half of 2003 has been accrued and will be paid on June 30, 2004. After 2003, interest will be paid semi-annually on June 30 and December 31 of each year. The 11% Notes are collateralized by a first charge on capital assets and a second charge on other assets.

The collateral, interest accrual and payment terms of the 1% convertible Notes are identical to the 11% Notes. The 1% Notes are convertible into common shares at the holders’ option at a conversion price per share of $10 (“Conversion Price”). After December 31, 2002, the Company may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days or at any time after December 31, 2009. For conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60.

Legal Proceedings

The 2001 results include a gain of $19 million related to cash received on the demutualization of a former insurance provider. In late 2002 and in 2003, the United Steelworkers of America (“USWA”) raised with the Corporation the matter of entitlement to these demutualization proceeds and dividends paid under the policies. The Corporation is firmly of the view, and has advised the USWA accordingly, that the Corporation is entitled to the entire proceeds and dividends and that any claim to the contrary would be unlikely to succeed.

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Algoma Steel Inc.	Annual Information Form

Selected Consolidated Financial Information

The consolidated financial information presented below has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is derived from the Company’s audited annual Financial Statements and its unaudited interim Quarterly Reports to Shareholders.

Three Year

			Eleven	One
		Year Ended	Months Ended	Month Ended	Year Ended
		December 31	December 31	January 31	December 31
		2003	2002	2002	2001

					restated (1)
(millions of $ except for per share data)		$	$	$	$
Income Statement Data:
Sales		1,138	1,080	88	961
Net income (loss)		9	17	(26)	(363)

Net income (loss) per common share:	basic	0.33	0.72	(0.49)	(6.77)
	diluted	0.27	0.56	(0.49)	(6.77)

Balance Sheet Data:
Total assets	1,026	1,132	1,041	1,228
Long-term liabilities:
Long-term debt	164	201	234	2
Pensions and post-employment benefits	316	311	310	435
Other	19	17	9	-

The Company has not paid any dividends on its common shares and does not presently anticipate paying any such dividends in the foreseeable future. In addition, certain of the Company’s debt instruments substantially restrict the payment of dividends.

Quarterly

				Basic	Diluted
				Net Income	Net Income
			Net Income	(Loss)	(Loss)
		Sales	(Loss)	Per Share	Per Share

(millions of $ except for per share data)		$	$	$	$
2003	4th quarter	267	10	0.42	0.33
	3rd quarter	253	(12)	(0.52)	(0.52)
	2nd quarter	304	4	0.15	0.12
	1st quarter	314	7	0.28	0.22

2002	4th quarter	286	(4)	(0.18)	(0.18)
	3rd quarter	326	11	0.45	0.37
	2nd quarter	301	14	0.66	0.47
	1st quarter – Feb./Mar.	167	(4)	(0.23)	(0.23)
	1st quarter – Jan.	88	(26)	(0.49)	(0.49)

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Algoma Steel Inc.	Annual Information Form

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information is incorporated herein by reference:

-	Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 17 to 30 inclusive of the Company’s 2003 Annual Report; and
-	Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 1 to 3 of the Company’s 2004 First Quarter Report to Shareholders.

Directors and Officers

The following are the names and municipalities of residence of the current Directors and their offices and principal occupations. Directors are elected to serve until the next Annual Meeting of Shareholders.

Director’s Name	Director Since

Steven Bowsher (3) (5)	May 22, 2003
Prospect Heights, Illinois

Consultant, ClearCut Advisors, 2002-present; President and CEO, Indesco International, 2001-2002; Executive Vice President Commercial, Ispat Inland Steel Company, 1998-2000.

Benjamin Duster (5)	January 29, 2002
Atlanta, Georgia

Chairman of the Board of the Company; Head of Financial Restructuring, Masson and Company, LLC, 2001-present; Managing Director, Mergers and Acquisitions, Wachovia Securities, 1997-2001.

John Kallio (2) (5)	October 29, 1996
Sault Ste. Marie, Ontario

Union Department Steering Committee Co-Chair – Plate & Strip, 2002-present; Loader – Plate & Strip Finishing, 1999-2002; and Union Co-Chair - Tubular Business Unit, 1994-1999 - all positions at the Company.

Patrick Lavelle (1) (2) (4)	January 29, 2002
Toronto, Ontario

Corporate Director; and Chairman and CEO, Patrick J. Lavelle and Associates, a strategic management consulting firm.

James Lawson (3) (4)	January 29, 2002
Oakville, Ontario

Partner, Torys LLP, 2001–present; Senior Vice President – Corporate Development and General Counsel, XO Communications Canada Inc., 2000-2001; and Partner, Davies Ward & Beck, 1989-2000.

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Algoma Steel Inc.	Annual Information Form

Director’s Name	Director Since

Charles Masson (1) (4) (5)	February 28, 2002
New York, New York

Partner, Masson and Company, LLC, 1998-present.

Murray Nott (1) (4)	June 1, 1992
Sault Ste. Marie, Ontario

Metallurgical Specialist – Quality Engineering, Algoma Steel Inc.

Francis Petro (2) (3) (5)	May 22, 2003
Kokomo, Indiana

President and CEO of Haynes International Inc., 1999-present; President, Inco Alloys International, 1994-1999.

Denis Turcotte	October 4, 2002
Sault Ste. Marie, Ontario

President and CEO of the Company, September, 2002 - present;
President – Paper Group/Executive Vice President Corporate Development and Strategy, Tembec Inc., 1999-2002; President and CEO, Spruce Falls, 1997-1999.

(1) Member of the Audit Committee.
(2) Member of the Health, Safety and Environment Committee.
(3) Member of the Human Resources and Compensation Committee.
(4) Member of the Corporate Governance Committee.
(5) Member of the Strategic Planning Committee.

Algoma does not have an Executive Committee.

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Algoma Steel Inc.	Annual Information Form

Officer’s Name	Office and Principal Occupation

Benjamin Duster Atlanta, Georgia	Chairman of the Board, February 2002-present; Head of Financial Restructuring, Masson and Company, LLC, 2001-present; Managing Director, Mergers & Acquisitions, Wachovia Securities, 1997-2001.

Denis Turcotte Sault Ste. Marie, Ontario
President and Chief Executive Officer, September 2002-present;
President, Paper Group/Executive Vice President Corporate Development and Strategy, Tembec Inc., 1999-2002;
President and Chief Executive Officer, Spruce Falls, 1997-1999.

Stephen Boniferro Sault Ste. Marie, Ontario	Vice President, Human Resources, July 1998-present.

Paul C. Finley Sault Ste. Marie, Ontario	Vice President, Business Development and Corporate Secretary, November 2002-present; General Counsel and Corporate Secretary of the Company, 1992-2002.

Glen P. Manchester Sault Ste. Marie, Ontario
Vice President, Finance and Chief Financial Officer, May 2003-present;
Vice President, Commercial of the Company, June 2002-April 2003;
Vice President, Finance and Administration of the Company, 2001-2002;
Vice President and General Manager, Flat Rolled Business of the Company, 1999-2001;
Vice President, Finance and Administration of the Company, 1998-1999.

Armando Plastino Sault Ste. Marie, Ontario
Vice President, Operations, March 2002-present;
General Manager, Flat Roll Operations of the Company, November 1999-2002;
Director, Sheet Business of the Company, May-November 1999;
Director, Plate Business of the Company, June 1998-May 1999;
Manager, Rolling Mills Division of the Company, December 1997-June 1998.

Paul Royal Oakville, Ontario	Vice President, Commercial, April 2004-present; Executive Vice President, Orion Bus Industries, 1999-2004.

As at the date hereof, the Directors and senior officers of Algoma, as a group, beneficially owned directly and indirectly less than 1% of the common shares of Algoma.

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Algoma Steel Inc.	Annual Information Form

Market for Securities

The common shares of Algoma are listed for trading on the Toronto Stock Exchange under the trading symbol AGA.

Additional Information

Copies of the following documents may be obtained upon request from the Secretary of the Company, 105 West Street, Sault Ste. Marie, Ontario, P6A 7B4, telephone (705) 945-2788:

(i)	this Annual Information Form;
(ii)	the 2003 Annual Report of Algoma;
(iii)	the Management Information Circular of Algoma dated March 29, 2004;
(iv)	interim financial statements of Algoma for any period subsequent to December 31, 2003; and
(v)	any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus filed in respect of a distribution of securities of Algoma.

A copy of each of these documents may be obtained by any person without charge when securities of Algoma are in the course of distribution pursuant to a preliminary short form prospectus or a short form prospectus. At any other time, the documents referred to in (i) to (iv) above may be obtained by security holders of Algoma without charge and by any other person upon payment of a reasonable charge.

Additional information, including Directors’ and officers’ remuneration and their indebtedness, principal holders of securities and options to purchase securities, is contained in the Management Information Circular dated March 29, 2004 and additional financial information is provided in the 2003 Consolidated Financial Statements set forth in the 2003 Annual Report of Algoma.

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